Genius Group Limited

8 Amoy Street, #01-01

Singapore 049950

September 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kate Beukenkamp

Re:	Genius Group Limited
Registration Statement on Form F-1
Filed September 9, 2022
File No. 333-267363

Dear Ms. Beukenkamp:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Genius Group Limited hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 5:30 P.M. EDT on September 13, 2022, or as soon thereafter as practicable.

Very truly yours,

/s/ Roger James Hamilton
Roger James Hamilton
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP